Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, June 1, 2022

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J PREFERRED SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.294313	June 30, 2022	June 15, 2022
Series D	0.23485	June 29, 2022
Series E	0.198938	June 30, 2022
Series F	0.17315	June 29, 2022
Series G	0.185125	June 30, 2022
Series H	0.19808	June 29, 2022
Series I	0.207938	June 30, 2022
Series J	0.21616	June 29, 2022
Series K	0.315313	June 30, 2022
Series M	0.312688	June 30, 2022

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the June 30, 2022 to September 29, 2022 dividend period for its other floating rate preferred shares. The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	1.16626	4.62701	0.29157
Series F	0.91673	3.63701	0.22918
Series H	1.01755	4.03701	0.25439
Series J	1.09064	4.32701	0.27266

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:                    John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946